SCHEDULE 13G

Amendment No. 5
Ampex Incorporated
Class A common stock
Cusip # 032092108
Filing Fee: No


Cusip # 032092108
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	Commonwealth of Massachusetts
Item 5:	57,188
Item 6:	None
Item 7:	1,520,741
Item 8:	None
Item 9:	1,520,741
Item 11:	20.29%
Item 12:	HC




Cusip # 032092108
Item 1:	Reporting Person - Edward C. Johnson 3d - (Tax ID:
###-##-####)
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	1,520,741
Item 8:	None
Item 9:	1,520,741
Item 11:	20.29%
Item 12:	IN




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).	Name of Issuer:

		Ampex Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		401 Broadway
		Redwood City, CA  94063

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Class A Common Stock

Item 2(e).	CUSIP Number:

		032092108

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-
2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-
1(b)(ii)(G).  (Note:  See Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:
	1,520,741

	(b)	Percent of Class:
	20.29%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:
	57,188

	(ii)	shared power to vote or to direct the vote:
	None

	(iii)	sole power to dispose or to direct the
disposition of:	1,520,741

	(iv)	shared power to dispose or to direct the
disposition of:	None




Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A common stock of Ampex Incorporated. The interest of one person, Fidelity Capital & Income Fund, an investment company registered under the Investment
Company Act of 1940, in the Class A common stock of Ampex Incorporated, amounted to 962,448 shares or 12.84% of the total outstanding Class A common stock at April 30, 1994. The number of shares of Class A common stock of Ampex Incorporated owned by the investment company at April 30, 1994 included
662,448 shares of Class A common stock resulting from the assumed conversion of 662,448 shares of the $.01 Warrants (1 share of Class A common stock for each $.01 Warrants).

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit(s) A and B.

Item 8.	Identification and Classification of Members of the
Group.

	Not applicable, see attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.


Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G in connection with FMR Corp's beneficial ownership of the Class A common stock of Ampex Incorporated at April 30, 1994 is true, complete and correct.



	May 5, 1994
Date



	/s/Arthur S. Loring
Signature



	Arthur S. Loring, Vice
President
Name/Title




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 1,403,448 shares or 18.73% of the Class A common stock outstanding of Ampex Incorporated ("the Company") as a result of acting as investment adviser to several investment companies registered under Section 8 of the Investment Company Act of 1940 The number of shares of Class A common stock of Ampex Incorporated owned by the investment companies at April 30, 1994 included 1,103,488 shares of Class A common stock resulting from the assumed conversion of 1,103,488 shares of the $.01 Warrants (1 share of Class A common stock for each $.01 Warrants).

	The ownership of one investment company, Fidelity Capital & Income Fund, amounted to 962,448 shares or 12.84% of the Class A common stock outstanding. The number of shares of Class A common stock of Ampex Incorporated owned by the investment company at April 30, 1994 included 662,448 shares of Class A common stock resulting from the assumed conversion of 662,448 shares of the $.01 Warrants (1 share of Class A common stock for each $.01 Warrants). Fidelity Capital & Income Fund has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109.

	Edward C. Johnson 3d, FMR Corp., through its control of
Fidelity, and the Funds each has sole power to dispose of the 1,403,448 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 117,253 shares or 1.56% of the Class A common stock outstanding of the company as a result of its serving as investment manager of the institutional account(s). The number of shares of Class A common stock of Ampex Incorporated owned by the institutional account(s) at April 30, 1994 included 117,253 shares of Class A common stock resulting from the assumed conversion of 117,253 shares of the $.01 Warrants described above.

	FMR Corp., through its control of Fidelity Management Trust Company, has sole dispositive power over 117,253 shares and sole power to vote or to direct the voting of 57,188 shares, and no power to vote or to direct the voting of 60,065 Shares of Class A common stock owned by the institutional account(s) as reported above.

	Edward C. Johnson 3d owns 34.0% of the outstanding voting common stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. Various Johnson family members and trusts for the benefit of Johnson family members own FMR Corp. voting common stock. These Johnson family members, through their ownership of voting common stock, form a controlling group with respect to FMR Corp.



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

RULE 13d-1(e)  AGREEMENT

	The undersigned persons, on May 5, 1994, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Class A common stock of Ampex Incorporated at April 30, 1994.

	FMR Corp.
	By	/s/Arthur S. Loring
Arthur S. Loring
Vice President - Legal
		Edward C. Johnson 3d
	By	/s/Arthur S. Loring
Arthur S. Loring
Under Power of Attorney
dated 5/17/89
On File with Schedule 13G
for
Airborne Freight Corp.
9/10/91
	Fidelity Management & Research
Company
	By	/s/Arthur S. Loring
Arthur S. Loring
Sr. V.P. and General
Counsel
	Fidelity Capital & Income Fund
	By	/s/Arthur S. Loring
Arthur S. Loring
Secretary